FORM 15

                    SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, D.C. 20549


    Certification and Notice of Termination of Registration under
       Section 12(g) of the Securities Exchange Act of 1934 or
   Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                    Commission File No. 000-10610


                   Blue Diamond Coal Company
     (Exact name of registrant as specified in its charter)

     P.O. Box 59015, Knoxville, TN 37950-9015, (423) 588-8511
     Address, including zip code, and telephone number, including area code, of registrant's principal executive office)


                 Common Stock, par value of $1.00
     (Title of each class of securities covered by this Form)


                             None
     (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)       [X]1      Rule 12h-3(b)(1)(i)        []
Rule 12g-4(a)(1)(ii)      []        Rule 12h-3(b)(1)(ii)       []
Rule 12g-4(a)(2)(i)       []        Rule 12h-3(b)(2)(i)        []
Rule 12g-4(a)(2)(ii)      []        Rule 12h-3(b)(2)(ii)       []
                                    Rule 15d-6                 []

     Approximate number of holders of record as of the
certification or notice date:    One

1 James River Coal Mergersub, Inc. was merged with and into Blue Diamond Coal Company effective May 5, 1998, and as a result Blue Diamond Coal Company has one stockholder, James River Coal Company. Effective upon the Merger, Blue Diamond Coal Company's name was changed to BDCC Holding Company.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Blue Diamond Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  July 24, 1998         BDCC HOLDING COMPANY
                            (formerly Blue Diamond Coal Company)



                             By:    /s/ James B. Crawford
                                    James B. Crawford
                                    Chief Executive Officer